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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)




                           HUDSON HIGHLAND GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    443792106
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                                 (CUSIP Number)


                                 March 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ]        Rule 13d-1(b)
       [X]        Rule 13d-1(c)
       [ ]        Rule 13d-1(d)


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CUSIP No. 443792106                    13G

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      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Greenlight Capital, L.L.C.
--------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

      3        SEC USE ONLY


--------------------------------------------------------------------------------

      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
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                                5        SOLE VOTING POWER

                                         830,600

        NUMBER OF               6        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                      0
         OWNED BY
           EACH                 7        SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                       830,600


                                8        SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------

      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               830,600
--------------------------------------------------------------------------------

     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*                                                       [ ]

--------------------------------------------------------------------------------

     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               9.7% **
--------------------------------------------------------------------------------

     12        TYPE OF REPORTING PERSON*

               CO
--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT
         **SEE ITEM 4(b).


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CUSIP No. 443792106                   13G

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      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               David Einhorn
--------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

      3        SEC USE ONLY

--------------------------------------------------------------------------------

      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S. Citizen
--------------------------------------------------------------------------------

                                5        SOLE VOTING POWER

                                         830,600

        NUMBER OF               6        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                      0
         OWNED BY
           EACH                 7        SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                       830,600

                                8        SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               830,600
--------------------------------------------------------------------------------

     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*                                                       [ ]

--------------------------------------------------------------------------------

     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               9.7% **
--------------------------------------------------------------------------------

     12        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------


         *SEE INSTRUCTIONS BEFORE FILLING OUT
         **SEE ITEM 4(b).


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                                  SCHEDULE 13G

         This Schedule 13G (the "Schedule 13G") is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company, and its affiliates ("Greenlight"), and Mr. David Einhorn, principal of Greenlight, relating to shares of Common Stock of Hudson Highland Group, Inc., a Delaware corporation (the "Issuer").

         This Schedule 13G relates to shares of Common Stock of the Issuer purchased by Greenlight for the account of (i) Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight is the general partner, (ii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner and (iii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), to which Greenlight Capital, Inc., an affiliate of Greenlight Capital, L.L.C., acts as investment advisor.

ITEM 1(a)         NAME OF ISSUER.

                  Hudson Highland Group, Inc.

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  622 Third Avenue
                  New York, New York 10017

ITEM 2(a)         NAME OF PERSON FILING.

                  David Einhorn

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

                  420 Lexington Ave., Suite 1740
                  New York, New York  10170

ITEM 2(c)         CITIZENSHIP OR PLACE OF ORGANIZATION.

                  Greenlight is a limited liability company organized under the laws of the State of Delaware. David Einhorn is the principal of Greenlight and a United States citizen.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES.

                  Common Stock, par value $0.001 per share (the "Common Stock").

ITEM 2(e)         CUSIP NUMBER.

                  443792106



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ITEM 3            REPORTING PERSON.

                  Inapplicable.

ITEM 4            OWNERSHIP.

                  (a) Greenlight and Mr. Einhorn are the beneficial owners of 830,600 shares of Common Stock.

                  (b) Greenlight and Mr. Einhorn are the beneficial owners of 9.7% of the outstanding shares of Common Stock. This percentage was determined by dividing 830,600 by 8,523,812, the number of shares of Common Stock distributed as of March 14, 2003, as reported in the Issuer's registration statement on Form 10 filed March 14, 2003

                  (c) Greenlight has the sole power to vote and dispose of the 830,600 shares of Common Stock beneficially owned by it. As the principal of Greenlight, Mr. Einhorn may direct the vote and disposition of the 830,600 shares of Common Stock beneficially owned by Greenlight.

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Inapplicable.

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Inapplicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Inapplicable.

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Inapplicable.

ITEM 9            NOTICE OF DISSOLUTION OF GROUP.

                  Inapplicable.

ITEM 10           CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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EXHIBITS          EXHIBIT 1

                  Joint Filing Agreement dated April 9, 2003, between Greenlight and David Einhorn.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date:  April 9, 2003

                                     Greenlight Capital, L.L.C.


                                     By:      /s/ DAVID EINHORN
                                              ----------------------------------
                                              David Einhorn, Managing Member


                                     /s/ DAVID EINHORN
                                     -------------------------------------------
                                     David Einhorn




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                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Hudson Highland Group, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

         The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

         This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of April 9, 2003.

                                      Greenlight Capital, L.L.C.


                                      By:      /s/ DAVID EINHORN
                                               ---------------------------------
                                               David Einhorn, Managing Member



                                      /s/ DAVID EINHORN
                                      ------------------------------------------
                                      David Einhorn




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